Filed by Willow Financial Bancorp, Inc.

(Commission File No. 0-49706)

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Willow Financial Bancorp, Inc.

(Commission File No. 0-49706)

170 South Warner Road, Ste 300 Wayne, PA 19087

June 2008

Dear Valued Customer,

You may have heard the great news announcing the pending merger of Harleysville National Bank and Willow Financial Bank.  Once approved and completed, the combination of our banks will create the third-largest bank holding company in the Philadelphia region with $5.5 billion of assets and 84 branches extending from southwestern Chester County to Northeast Philadelphia and upwards to the northern reaches of the Lehigh Valley. As a valued customer, you will have access to this united branch network as well as Harleysville’s Allpoint ATM network of more than 32,000 surcharge free ATMs, in addition to many more benefits!

To celebrate this exciting time and to thank you for being a valued customer, I would like to offer you a special gift.  Simply bring this letter to any Willow Financial Bank branch between June 12 and July 12 and open a new CD of 12 months or longer with a minimum of $500, and receive an extra 25 basis points on the annual percentage yield on the initial term of the new CD.

Please be assured that there will be no changes to our branch staff or our locations and you can continue banking the same way you always have.  You will continue to find the highest level of customer service from the familiar faces you have grown to know over the years.  It is that same customer service that helped Willow Financial Bank earn the distinction of Philadelphia Magazine’s “Best Neighborhood Bank” in its latest “Best of Philly” issue.

As we look forward to the celebration of our one hundredth anniversary next year, I want to take the time to assure you that our commitment to the community will continue in every way.  Willow Financial Bank recently received an “outstanding” rating from our examining agency for its Community Reinvestment Act practices for the second consecutive rating period.  We take great pride in this accomplishment, and appreciate the opportunity to serve our customers and neighbors today and in the future.

We are aiming to have these approvals in place by the fourth quarter of this calendar year. Further communications will be forthcoming as the approval process moves forward.

If you have any questions, please feel free to stop in one of our branch offices, or call us at 1-800-639-WILLOW.  We hope to see you soon and are looking forward to your continued partnership as we begin this new chapter in our rich history.

Kind regards,

Donna M. Coughey

President & CEO

Willow Financial Bank

Member FDIC

Equal Housing Lender

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission:

Harleysville National Corporation and Willow Financial Bancorp, Inc. will be filing documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement, which will be distributed to shareholders of Harleysville National Corporation and Willow Financial Bancorp, Inc. Investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Harleysville National Corporation and Willow Financial Bancorp, Inc., free of charge on the SEC’s Internet site (www.sec.gov), by contacting Harleysville National Corporation, 483 Main Street, Harleysville, PA 19438, (Telephone No. (215) 256-8851), or by contacting Willow Financial Bancorp, Inc. at 170 South Warner Road, Wayne, PA 19087, Telephone No. 610-995-1700. Directors and executive officers of Harleysville National Corporation and Willow Financial Bancorp, Inc. may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation and Willow Financial Bancorp, Inc, respectively, in connection with the merger. Information about the directors and executive officers of Willow Financial Bancorp, Inc. and their ownership of Willow Financial Bancorp, Inc. common stock is set forth in Willow Financial Bancorp, Inc.’s proxy statement for its 2007 annual meeting of shareholders and can be obtained from Willow Financial Bancorp, Inc.  Information about the directors and executive officers of Harleysville National Corporation and their ownership of Harleysville National Corporation common stock is set forth in Harleysville National Corporation’s proxy statement for its 2008 annual meeting of shareholders and can be obtained from Harleysville National Corporation.  Additional information regarding the interests of those participants may be obtained by reading the prospectus/proxy statement regarding the proposed merger transaction when it becomes available. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Cautionary Statement Regarding Forward–Looking Information:

This release contains forward-looking information about Harleysville National Corporation, Willow Financial Bancorp, Inc. and the combined operations of Harleysville National Corporation and Willow Financial Bancorp, Inc. after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. Harleysville National Corporation and Willow Financial Bancorp caution readers not to place undue reliance on these statements.

Harleysville National Corporation’s and Willow Financial Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of Harleysville National Corporation’s and Willow Financial Bancorp’s Annual Report on Form 10-K for the fiscal years ended December 31, 2007 and June 30, 2007, respectively.  See “Additional Information About This Transaction” below. Neither Harleysville National Corporation nor Willow Financial Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction:

Harleysville National Corporation intends to file a registration statement on Form S-4 in connection with the transaction, and Harleysville National Corporation and Willow Financial Bancorp intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Harleysville National Corporation, Willow Financial Bancorp and the transaction. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about Harleysville National Corporation, at the SEC’s web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from Harleysville National Corporation or Willow Financial Bancorp, by directing the request to either of the following persons:

George Rapp	Noel Devine
Executive Vice President and CFO	Senior Vice President
Harleysville National Corporation	Willow Financial Bancorp, Inc.
483 Main Street	170 South Warner Road
Harleysville, Pennsylvania 19438	Wayne, Pennsylvania 19087
610-513-2307	610-995-1855

Harleysville National Corporation, Willow Financial Bancorp and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation and Willow Financial Bancorp in favor of the transaction. Information regarding the interests of the executive officers and directors of Harleysville National Corporation and Willow Financial Bancorp in the transaction will be included in the joint proxy statement/prospectus.